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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               ASA HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)


                               ASA HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.10
                         (TITLE OF CLASS OF SECURITIES)

                                   04338Q 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                GEORGE F. PICKETT
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               ASA HOLDINGS, INC.
                    100 HARTSFIELD CENTRE PARKWAY, SUITE 800
                             ATLANTA, GEORGIA 30354
                                 (404) 766-1400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)


                                    COPY TO:

                         BENJAMIN F. STAPLETON III, ESQ.
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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         This     Amendment    No.    2    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on February 22, 1999 (the "Schedule 14D-9"), by ASA Holdings, Inc., a Georgia corporation (the "Company"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase for cash through its wholly-owned indirect subsidiary Delta Sub, Inc., a Georgia corporation, all of the outstanding common shares, par value $0.10 per share, of the Company. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended and supplemented by adding thereto the following. On February 25, 1999, Mala Nebenzahl and Alex Pappas, on behalf of themselves and other ASA shareholders, filed a purported class action complaint in the Superior Court of Fulton County in the state of Georgia against ASA's directors, ASA (collectively, the "ASA Defendants") and Delta. The complaint seeks (i) to enjoin the Offer and Merger or to rescind these transactions if either is consummated, (ii) unspecified compensatory and recissory damages and
(iii) costs and disbursements of the action. The complaint alleges, among other things, that (i) the ASA Defendants violated their fiduciary duties to ASA shareholders by entering into the Merger Agreement and recommending the Offer and the Merger and (ii) Delta is a controlling shareholder of ASA, has violated its fiduciary duties to ASA shareholders because it "wrongfully used its superior position and control to bring to bear pressure on the [ASA Board]" and caused the ASA Defendants to accept an inadequate price for the Shares. Delta and ASA believe that the complaint is without merit and intend to vigorously defend this action. The above description of the complaint is qualified in its entirety by reference to the complete complaint, a copy of which is attached hereto as Exhibit 22 and is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended and supplemented by adding thereto the following:

          Exhibit 22 -- Complaint filed on February 25, 1999 in the
                        Superior Court of Fulton County, State of Georgia in an action titled Mala Nebenzahl and Alex Pappas v. John W. Beiser et al.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   ASA HOLDINGS, INC.




                                    By:   /s/ John W. Beiser
                                         ------------------------------
                                    Name:  John W. Beiser
                                    Title: President

Dated: March 5, 1999




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                                  Exhibit List


         Exhibit 22 -- Complaint filed on February 25, 1999 in the
                       Superior Court of Fulton County, State of Georgia in an action titled Mala Nebenzahl and Alex Pappas v. John W. Beiser et al.